Exhibit 99.2

IN THE HIGH COURT
OF THE
REPUBLIC OF THE MARSHALL ISLANDS

FRONTLINE, LTD., plaintiffs, v. DHT HOLDINGS, INC., et al., defendants.	) ) ) ) ) ) ) ) ) ) )	CIVIL ACTION NO. 2017-092 ORDER DENYING MOTION FOR PRELIMINARY INJUNCTION

TO:            James McCaffrey, The McCaffrey Firm, LTD., counsel for plaintiff Frontline
Jordan A. Goldstein, Quinn Emanuel Urquhart & Sullivan LLP,
jordangoldstein@quinnemanuel.com, counsel for plaintiff Frontline
Diane L. Cafferata, Quinn Emanuel Urquhart & Sullivan LLP,
dianecafferata@quinnemanuel.com, counsel for plaintiff Frontline
Denise Reeder, Reeder & Simpson, P.C., dreederdini@gmail.com, counsel for DHT Defendants
Kevin J. Orsini, Cravath, Swaine & Moore LLP, korsini@cravath.com, counsel for DHT Defendants
Jack Jorbon, Philippo and Jorbon, LLC, Jackjorbon19@pjmarshallislandslaw.com, counsel for BW Group
Arsima Muller, Carlsmith Ball LLP, amuller@carlsmith.com, counsel for BW Group,
Andrew W. Stern, Sidley Austin LLP, astern@sidley.com, counsel for BW Group

In late March 2017, defendants DHT Holdings, Inc. (“DHT”) and BW Group Limited (“BW Group”) jointly announced a significant transaction pursuant to which BW Group sold to DHT eleven oil transportation vessels in exchange for a combination of cash and stock totaling nearly one-half billion dollars in value.  On April 27, 2017, plaintiff Frontline Ltd. (“Frontline”), a DHT stockholder and competitor of DHT and BW, filed the present complaint (the “Complaint”) alleging breach of fiduciary duty claims against DHT, Robert N. Cowen, Erik A. Lind, Joseph H. Pyne, and Einar Michael Steimler (“DHT Defendants”), and aiding and abetting a breach of fiduciary duty against BW Group (together with DHT Defendants, “Defendants”).  Along with the Complaint, Frontline filed a Motion Seeking a Temporary Restraining Order (“TRO”) and Preliminary Injunction (the “Motion”), which seeks to enjoin the Defendants from giving effect to a provision in their transaction that would permit BW Group to increase its holdings of DHT shares to 45% and to enjoin BW Group from acquiring or obtaining control over additional shares of DHT beyond those acquired in connection with the vessel sale.

On April 28, 2017, after a telephone conference with counsel, the Court issued an order declining to grant a TRO pending its decision on whether to grant Frontline preliminary injunctive relief On May 17, 2017, this Court heard oral argument on the Motion.
The Court, having carefully considered Frontline’s Motion, the briefs filed by the parties and the arguments made and the authorities cited therein, the argument of counsel, and being otherwise fully advised, hereby finds, concludes, and orders as follows:
i.            On the limited record before the Court, the Court concludes that it does not have personal jurisdiction over BW Group.  Accordingly, this Court lacks the power to grant a preliminary injunction against BW Group.
ii.            Even if the Court has jurisdiction over the Defendants, Frontline fails to satisfy the factors required to succeed on its Motion:  (1) Frontline has failed to demonstrate irreparable harm because there is an adequate remedy for any harm Frontline might incur; (2) Frontline has failed to demonstrate a likelihood of success on the merits because the DHT Defendants’ decisions are protected by the business judgment rule; (3) Frontline has failed to demonstrate that the balance of the equities favors a preliminary injunction; and (4) Frontline has failed to demonstrate that the public interest favors a preliminary injunction.

iii.            Even if Frontline had satisfied the factors required for a preliminary injunction enjoining DHT, on the limited record before the Court an injunction, a mandatory one that requires DHT to apply poison pill provisions to any shares purchased by BW Group over the 33.5% BW Group will acquire under the vessel transaction, is not warranted.
For these reasons, Frontline has not met its burden to show that a preliminary injunction is warranted and Frontline’s Motion is denied.

I.	PROCEDURAL AND FACTUAL BACKGROUND

A.             The Parties

Frontline is a Norwegian-based tanker company.  Its fleet includes vessels that carry both crude oil and refined petroleum products, including vessels that are referred to in the industry as “Very Large Crude Carriers” (“VLCCs”).  (Compl. ¶ 20.)  Frontline is a stockholder of DHT.  (Id.)
Defendant DHT is an independent crude oil tanker company.  Its fleet trades internationally and consists primarily of crude oil tankers in the VLCC segment.  (Orsini Decl. Ex. A, Ubøe Decl. ¶¶ 6, 7.)1  DHT is organized under the laws of the RMI with its registered executive offices in Bermuda.  (Id. ¶¶ 8-9.)  DHT operates through its integrated management companies in Norway and Singapore.  (Id. ¶ 10.)  Defendants Robert N. Cowen, Erik A. Lind, Joseph H. Pyne and Einar Michael Steimler are independent, outside directors who serve on DHT’s Board.  (Compl. ¶¶ 23-26.)

1 All citations to the Orsini Declaration and exhibits thereto are to the Declaration of Kevin J. Orsini dated May 5, 2017.

Defendant BW Group is an exempted company limited by shares incorporated under the laws of Bermuda.  (Id. ¶ 22.)  BW Group operates several distinct lines of business, including crude oil transportation (through its fleet of VLCCs), liquefied natural gas carriers, liquefied petroleum gas carriers, offshore floating production vessels and floating gas infrastructure.  (Orsini Decl. Ex. A, Ubøe Decl. ¶ 15.)

B.             The VAA and IRA

DHT has expressed a long-term goal of expanding its business and adding vessels to its fleet since at least the middle of 2016.  (Orsini Decl. Ex. B, Q2 2016 DHT Earnings Call 3 (“[A]sset prices have come down . . . and are approaching levels where it could be interesting to acquire ships.”); Orsini Decl. Ex. C, Q4 2016 DHT Earnings Call 3 (“[W]e expect 2017 to offer compelling opportunities to grow and renew our fleet.”).)  Over the last few years, BW Group and DHT have discussed possible transactions, and in September 2016, DHT considered an acquisition from BW Group as part of DHT’s overall strategy to expand its fleet.  (Orsini Decl. Ex. A, Ubøe Decl. ¶ 13.)
On the other hand, Frontline has been pursuing a business combination with DHT. Compl. ¶ 21.  On January 27, 2017, Frontline (which at that time held a 16.4% stake in DHT) proposed a business combination to the DHT Board, whereby DHT shareholders would receive 0.725 Frontline shares for each share of DHT.  Id. ¶ 33; Fro. Br., Ex. A.  As Frontline noted in its proposal, “the proposed offer represents a premium of 18.3% to the closing price of the DHT share as of 26 January 2017, and the offer represents an average premium of 31.9% to the DHT share price over the last 3 month period.”  Id. ¶ 33; Fro. Br., Ex. A.

Two days later, DHT announced that its Board of Directors (comprising the four Director Defendants) had implemented a Shareholder Rights Plan (a.k.a. the “Poison Pill”), which makes a tender offer effectively impossible from an economic standpoint, while the Poison Pill is in place, by diluting any active shareholder (except BW) that acquires 10% or more of DHT’s stock.  Compl. ¶ 35; Fro. Br., Ex. B.  A week after adopting the Poison Pill, DHT informed Frontline that the DHT Board had rejected Frontline’s proposed offer.  Compl. ¶ 36, Fro. Br., Ex. C.
On February 23, 2017, Frontline presented to DHT another proposed offer, improving the bid to 0.80 Frontline shares per DHT share.  Compl. ¶ 38; Fro. Br., Ex. D.  As Frontline explained, “[t]his improved offer represents a premium of 32% to DHT’s undisturbed share price as of closing of January 27th, 2017, a 44% premium to DHT’s 60 day [volume weighted average price (“VWAP”)] as of the undisturbed date, and a 13% premium to DHT’s [net asset value (“NAV”)] of $4.95/share based on average consensus estimates as of February, 2017.”  Compl. ¶ 38; Fro. Br., Ex. D.  On February 26, 2017, DHT informed Frontline that its Board had once again rejected Frontline’s proposed offer.  Compl. ¶ 39; Fro. Br., Ex. E.  The Director Defendants again refused to allow DHT’s shareholders to vote on Frontline’s proposed offer.  Compl. ¶ 39; Fro. Br., Ex. E.

On March 2, 2017, Frontline’s Principal Executive Officer, Robert Hvide Macleod, met with DHT’s co-CEOs at Mr. Macleod’s home to discuss the February 23 offer and February 26 rejection from DHT.  Compl. ¶ 41.  On March 7, DHT’s co-CEO made a counterproposal to Frontline on indicative, non-binding terms: a 0.85 exchange ratio plus all Frontline’s First Quarter 2017 EBITDA2 (estimated at approximately $53 million), which would be paid out to DHT shareholders as an extraordinary dividend of approximately $0.41 per share. Id.  Frontline repeated its February 23rd offer, and DHT countered again with a new proposal. Id.  The parties continued these negotiations until Thursday, March 16, when DHT asked to extend its time to respond, first to March 17, then to March 22. Id.  On March 22, DHT repeated its March 7 offer.  Id.
In March 2017, BW Group and DHT discussed a possible transaction whereby DHT would acquire certain vessels from BW Group.  (Id. 14.)  Over the next two weeks, BW Group and DHT engaged in extensive negotiations.  (Id. 16.)
On March 23, 2017, DHT and BW Group executed the Vessel Acquisition Agreement (“VAA”).  (Goldstein Decl. Ex. F, DHT March 2017 6-K Ex. 10.1, VAA.3)  BW Group agreed to sell to DHT nine VLCCs and its contracts for two VLCCs presently under construction, in exchange for cash consideration in the amount of $177,360,000 and aggregate equity consideration consisting of 32,024,395 shares of DHT’s common stock and 15,700 shares of a new series of DHT’s convertible preferred stock.  (Id., VAA Definitions.)  In total, BW Group will obtain pursuant to this transaction a 33.5% economic and voting interest in DHT.  (Id.)  The new preferred shares are subject to a “Mandatory Exchange,” which will cause each share of preferred stock to convert to 1,000 shares of common stock upon satisfaction of certain

2 EBITDA is earnings before deduction of interest, taxes, depreciation, and amortization of debt.

3 All citations to the Goldstein Declaration and exhibits thereto are to the Declaration of Jordan A. Goldstein dated April 26, 2017.

conditions.  (Id., IRA § 6(a).)  The cash/stock structure of the VAA reportedly was attractive to DHT because it allowed DHT to expand while avoiding risky levels of indebtedness and a capital raise in the equity markets at a price that might have diluted existing shareholders.  (Orsini Decl. Ex. A, Ubøe Decl. ¶ 22.)  Once all the vessels are transferred from BW Group to DHT, DHT will have increased the size of its fleet by 50%.  (May 17, 2017 Arg. 0:55:00.)  Frontline’s ownership of DHT will be significantly diluted.4

1.	DHT’s Description of the IRA

The Investor Rights Agreement (“IRA”), which contains the following terms, was a condition to completing the VAA (Goldstein Decl. Ex. F, VAA § 8.01(b)):

•
BW Group is prohibited from acquiring more than 45% of DHT’s voting stock, which restriction was also added to the Rights Agreement (see below) to conform with the IRA (the “Standstill Period”).  (Goldstein Decl. Ex. F, IRA § 4.03(b).)

•
During the time the Standstill Period is in effect, BW Group may not (a) participate in or support a third party’s offer to acquire DHT that is not approved by the DHT Board or (b) support a proxy contest against the DHT directors in an election.  (Id. § 4.02.)

•	The Standstill Period expires once BW Group owns less than 25% of DHT’s voting stock. (Id. § 2.03(b).)

•
BW Group can make a Non-Coercive Offer after the earliest of (a) October 20, 2018, if it then owns less than 35% of DHT’s common stock, (b) the date on which it first owns less than 25% of DHT’s voting stock and (c) April 20, 2022.  (Id., IRA § 4.03(c).)[5]

4 Based upon Frontline’s current holdings, as disclosed in its most recent Schedule 13D filed with the U.S. Securities and Exchange Commission, Frontline at the conclusion of this transaction will hold 6.8% of DHT, which reflects both dilution through the issuance of shares under the VAA as well as dispositions of DHT shares in the market.

5 A Non-Coercive Offer consists of the following:  (1) a 15% premium to DHT’s 10-day volume-weighted average price of shares of Common Stock, (2) consideration of cash or stock in a NYSE/NASDAQ-listed company, with a public float at least equal to DHT’s public float, (3) no financing condition and (4) an offer for 100% of DHT’s stock, with a minimum acceptance condition of at least 50% of unaffiliated shareholders.  (Goldstein Decl. Ex. F, IRA Definitions p. 6.)

•
BW Group is granted the right to appoint two directors.  (Goldstein Decl. Ex. F, IRA § 2.01.6) BW Group’s appointment rights cease when BW Group no longer holds either at least (a) 40% of the stock received in exchange for BW Group’s 11 VLCCs or (b) 10% of DHT’s voting stock.  (Id.)  BW Group’s appointees will remain a minority of the DHT Board.  (Orsini Decl. Ex. A, Ubøe Decl. 29.)

•
BW Group is granted the right to approve any merger that results in a change of control or any sale of DHT for which DHT shareholders do not receive at least $5.37 per share (in cash and/or in stock), with this per share threshold to increase by 10% each year (the “Veto Rights”).  (Goldstein Decl. Ex. F, IRA § 2.03(b).)

•	BW Group’s Veto Rights expire on the first date upon which BW Group can make a Non-Coercive Offer. (Id., IRA § 2.03(b).)

The IRA specifies that “irreparable damage” will result if there are deviations from “specific terms.”  (Id. § 7.09.)
The VAA was approved by DHT’s Board, which consisted entirely of outside directors.  (Orsini Decl. Ex. A, Ubøe Decl. 17-18.)  DHT’s CFO has sworn that approval had nothing to do with Frontline’s proposals, discussed below.  (Id. 24.)  At a hearing in the New York action (see below), Frontline’s CEO testified that the VAA was “market level” and that he “[did]n’t think it’s a bad deal.”  (Orsini Decl. Ex. G, Apr. 19, 2017, Tr. 50:4-6.)
On the day the VAA was executed, DHT notified Frontline of the transaction.  (Orsini Decl. Ex. A, Ubøe Decl. 31.)  Later that day, DHT and BW Group issued a joint press release announcing the VAA in which they disclosed that BW Group expected to deliver the existing

6 BW Group may be entitled to appoint a third director if the DHT preferred stock issued to it in connection with the VAA has not been converted into DHT common stock pursuant to the Mandatory Exchange by October 31, 2017, but BW Group will never be entitled to appoint 50% or more of the DHT directors.  (Goldstein Decl. Ex. F, IRA § 2.01(c).)

VLCCs to DHT in the second quarter of 2017.7  The first VLCC was to be delivered to DHT on April 20, 2017.  (Id. 32.)

2.	Frontline’s Description of the IRA (without supporting footnotes)

DHT agreed to the IRA at the same time as it entered into the VAA.  Compl. 44.  Frontline asserts, the IRA permits BW to purchase up to 45% of DHT’s common stock (IRA § 4.03(b)).  Concurrent with the execution of the IRA, DHT amended the Poison Pill to exempt BW (and only BW) from the Poison Pill, permitting it to acquire up to 45% of DHT without triggering the Poison Pill.  See Amended Poison Pill § 1(a).  The IRA also grants BW an actual veto over any business combination by DHT that does not offer DHT shareholders an escalating series of minimum premiums (e.g., the required premium would be 26% for a third-party offer made in one year, 38% for an offer made in two years, 49% for an offer made in three years, and 61% for an offer made in four years).  IRA  § 2.03(b).  The IRA also confers on BW the right to match any third-party offer to acquire DHT, and, if BW’s counter-offer is rejected by the DHT board, to present it directly to shareholders.  IRA  § 4.03(d).
At the same time, the IRA grants BW the right to make a defined “non-coercive offer” (which requires at least a 15% premium) immediately, if BW’s ownership of DHT falls below 25%, or after 18 months if BW’s ownership is less than 35%.  Compl. 44; IRA  §§ 4.03(c), 1.01 (definitions of “Non-Coercive Offer” and “Standstill Expiration Date”).  Moreover, DHT agreed, per the IRA, not to impede shareholder consideration of such a non-coercive offer from BW Group through a poison pill or other anti-takeover device.  Compl. 7; IRA § 4.04.  The IRA also grants BW between two and three Board seats.  Compl. 44; IRA § 2.01(a-c).

7 Press Release, DHT Holdings, Inc., DHT Holdings, Inc.  Announces Acquisition of 11 VLCCs from BW Group and Equity Issue at $5.37 Per Share (Mar.  23, 2017), available at http ://www.dhtankers.com/index.php?id=441&pressrelease=2089983 .html.

C.            Frontline’s Proposals and the Shareholder Rights Agreement

In March 2016, Frontline contacted DHT and proposed to combine Frontline and DHT in consideration to DHT stockholders of 0.675 Frontline shares for each DHT share.  (See Compl. 32.)  DHT’s Board rejected this proposal after conferring with counsel and management, finding it not to be in the best interests of DHT’s shareholders because the proposal significantly undervalued DHT’s contribution to the combined entity.  (Orsini Decl. Ex. A, Ubøe Decl. 36.)
On January 27, 2017, Frontline proposed an exchange of 0.725 shares of Frontline’s common stock for each share of DHT.  (See Compl. 33.)  Frontline told DHT that it had acquired in excess of 15 million shares of DHT common stock, which represented more than 16% of DHT’s issued and outstanding common stock.  (Orsini Decl. Ex. A, Ubøe Decl. 38.)
On January 29, 2017, DHT and its stock transfer agent executed a shareholder rights plan, often informally referred to as a poison pill (the “Rights Agreement” or “Pill”).  (Goldstein Decl. Ex. B, Jan. 2016 6-K, at Ex. 4.1, Rights Agreement.)  “Poison pills” or “Rights plans” are commonly used by U.S. public companies to defend against unsolicited offers that are determined by a company’s board to be opportunistic or coercive or otherwise not in the interest of the company’s shareholders.  The Rights Agreement was expressly intended to protect DHT shareholders against the risk that “any person or group would gain control of the Company through open market accumulation or other coercive takeover tactics without appropriately compensating the Company’s stockholders for such control or providing the Board sufficient time to make informed judgments.”  (Id. at 1.)  With certain exceptions, the Rights Agreement allows the DHT Board to issue more shares to existing shareholders if an investor increases its stake in DHT beyond 10%.  (Id. at C-3.)  The Rights Agreement also grants stockholders the right to purchase shares of an acquiring entity’s stock at a discounted price if DHT does not survive post-merger.  (Id.)

DHT responded to Frontline’s second proposal on February 5, 2017.  (Goldstein Decl. Ex. C, Feb. 5, 2017, E. Lind Ltr.)  After conferring with counsel, its financial advisor and management, DHT’s Board concluded that Frontline’s proposal “significantly undervalues the contribution that DHT would make to a combined company and would result in unacceptable dilution to DHT’s shareholders.”  (Id.)  According to DHT’s board, Frontline’s proposal proposed to pay DHT in highly inflated Frontline shares that trade above their underlying ship values, which would have resulted in significant dilution to DHT shareholders.  (Orsini Decl. Ex. D, Feb. 10, 2017, S. Harfjeld Ltr.)  The DHT Board also rejected the proposal because “the DHT VLCC fleet is significantly younger than Frontline’s VLCC fleet.”  (Goldstein Decl. Ex. C, Feb. 5, 2017, E. Lind Ltr.)
On February 23, 2017, Frontline contacted DHT and presented what it characterized as a final proposal to exchange 0.8 Frontline shares for each share of DHT.  (Goldstein Decl. Ex. D, Feb. 10, 2017, R. Macleod Ltr.)  After conferring with counsel, its financial advisor and management, the DHT Board rejected the proposal (Orsini Decl. Ex. A, Ubøe Decl. 44), reiterating that the “revised proposal continues to significantly undervalue the contribution that DHT’s business and fleet would make to a combined company.”  (Goldstein Decl. Ex. E, Feb. 26, 2017, E. Lind Ltr.)  Frontline and DHT discussed the proposal on February 28 and again over the course of the following week.  (Orsini Decl. Ex. A, Ubøe Decl. 45.)

On March 6, 2017, the DHT Board instructed management to go back to Frontline with an indicative, non-binding counterproposal: a 0.85 exchange ratio and all First Quarter 2017 earnings before interest, tax, depreciation and amortization (estimated at approximately $53 million), which would be paid out to DHT shareholders as an extraordinary dividend.  (Id. 47.)  Frontline and DHT representatives spoke on March 10 and 13, and on March 14, Frontline again proposed an exchange rate of 0.8 Frontline shares for each share of DHT, this time with a dividend of $0.15 per share.  (Id. 48-49.)  DHT management told Frontline that the proposal was not close to the indicative terms the DHT Board had authorized DHT management to propose as a basis for formal negotiations, and, after another meeting, the DHT Board rejected the proposal.  (Id. 50.)

D.         Frontline’s April 18, 2017 Proposal and the New York Action

On April 18, 2017, Frontline renewed its proposal of 0.8 Frontline shares for each share of DHT.  (Goldstein Decl. Ex. G, Apr. 18, 2017, R. Macleod Ltr.)  This was the same proposal that Frontline made on February 23, 2017, and that DHT’s Board rejected on February 26, 2017.  Frontline also sought assurances that the DHT Board would not give effect to the VAA and IRA transactions, which were scheduled to close imminently.  (Id.)  DHT did not respond.
The same day, Frontline filed a complaint and Order to Show Cause (“OTSC”) in New York State Supreme Court.  (Orsini Decl. Ex. E, New York Compl.; Ex. F, New York OTSC.)  The OTSC sought a TRO and preliminary injunction less than 48 hours before the first of the vessels were to be transferred.  The New York court held a hearing on April 19, 2017, and a few hours later, denied Frontline’s request for a TRO and preliminary injunction, noting “extremely serious questions” as to whether the Court had personal jurisdiction over DHT or BW Group.  (Orsini Decl. Ex. H, Apr. 19, 2017, New York Order.)  Turning to the merits of Frontline’s claim “that the transaction between DHT and BW violate[s] presumptively applicable Delaware law,” the court found that “plaintiffs have failed at this stage of the case to establish a probability of success on that claim.”  (Id.)  On April 26, 2017, Frontline voluntarily discontinued the New York action.

E.          Frontline’s April 25, 2017 Proposal

On April 25, 2017, Frontline presented to DHT a renewed proposed offer of 0.8 Frontline shares per DHT share (now including the shares that would be issued to BW pursuant to the VAA), conditioned only on: (i) the negotiation and execution of standard mutually satisfactory transaction documents; (ii) Frontline receiving approval from the requisite majority of DHT stockholders for a one-step merger or acceptances from stockholders holding 50.01% of the outstanding voting stock of DHT; and (iii) the termination or enjoining of the Poison Pill and IRA as to those provisions that precluded Frontline from consummating its most recent offer.  Compl. 47, Fro. Br., Ex. H.  The renewed proposed offer represented a premium of 17.7% to DHT’s recent volume weighted adjusted prices.  Compl. 47.
After conferring with counsel, its financial advisor and management, the DHT Board rejected the proposal.  The DHT Board provided Frontline with its decision on May 7, 2017, noting in a letter to Frontline that the proposal continued to substantially undervalue the contribution that DHT’s assets would provide to a combined company.8  The DHT Board’s letter also noted significant concerns with the age of Frontline’s VLCC fleet, Frontline’s participation in both crude and refined product segments (in comparison to DHT’s sole focus on crude oil transport) and significant differences in the governance profile of Frontline relative to DHT.  The letter was made available to all DHT shareholders through a press release.

8 In its letter to Frontline, the DHT Board wrote as follows: “We estimate that [the DHT] fleet would contribute nearly 50% of the aggregate net asset value (NAV) of a combined company.  We also estimate that the DHT fleet would provide in excess of 45% of the combined company’s 2018 EBITDA.  You are offering our shareholders only 40% of the combined company’s equity.  We have consistently told you that the starting point for any discussion is a fair and balanced analysis of fleet value.”  Press Release, DHT Holdings, Inc., DHT Holdings, Inc.  Board Unanimously Rejects Unimproved Proposal from Frontline (May 7, 2017), available at http://www.dhtankers.com/index.php?id=441&pressrelease=2102444.html.

F.              Current Proceedings

On April 27, 2017, Frontline brought this Action.  By its Motion, seeks to enjoin Defendants from “giving effect to” Section 4.03 of the IRA, which otherwise permits BW Group to increase its holdings of DHT shares to 45%, and to enjoin BW Group from acquiring additional shares of DHT other than those purchased through the date of the Motion, or that will be acquired as consideration for the vessels sold by BW Group under the VAA.

II.	PERSONAL JURISDICTION

Before addressing the merits of the Motion, the Court addresses whether it has personal jurisdiction over the defendants.  As explained below, the Court concludes that it has personal jurisdiction over DHT and the Director Defendants but not over BW Group.

A.             DHT

DHT does not dispute that the Court has jurisdiction over it, a corporation organized under the laws of the Marshall Islands (Compl. 16).  See 52 MIRC. § 15(b) (“Section 15”) (“Every corporation . . . shall have power . . . to . . . sue and be sued in all courts of competent jurisdiction in the Republic.”).  Section 15 explicitly encompasses “[e]very corporation,” both resident and non-resident.

B.             Director Defendants

The Director Defendants have not disputed that Court has personal jurisdiction over them.  For the following reasons, the Court concludes that it does have personal jurisdiction over the Director Defendants.  First, personal jurisdiction over non-resident directors of an in-forum corporation is consistent with Delaware corporate law.  See, e.g., Sternberg v. O’Neil, 550 A.2d 1105, 1127 (Del. 1988) (“[I]ndividual nonresident defendants who are directors of the Delaware corporation . . . are subject to personal jurisdiction in Delaware courts.”) (internal citation omitted).9  Second, personal jurisdiction over the Director Defendants also comports with due process.  See, e.g., Hazout v. Tsang Mun Ting, 134 A.3d 274, 292 (Del. 2016) (“By becoming a director and officer of a Delaware corporation, [non-resident director] purposefully availed himself of certain duties and protections under our law.”); Armstrong v. Pomerance, 423 A.2d 174, 178-79 (Del. 1980).  Third, the Director Defendants are directors of DHT, a corporation organized under the laws of the Marshall Islands.  Compl. 23-26, 28.  The Marshall Islands is a logical location to try a breach of fiduciary duty claim against them arising from their service as directors of a Marshall Islands corporation.  For these reasons, and in the absence of a successful challenge to personal jurisdiction by the Director Defendants, the Court concludes that it has jurisdiction over the Director Defendants.

C.            BW Group

Unlike, DHT and the Director Defendants, BW Group has contested personal jurisdiction.  See BW Opp. at 2-4.  For the reasons below, the Court concludes that it does not have personal jurisdiction over BW Group.

9 The Court notes that a Delaware statute authorizes Delaware courts to exercise personal jurisdiction over directors, Del. Code Ann. tit. 10, § 3114 (West).

1.	Legal Standard

In order to establish specific personal jurisdiction over BW Group, Frontline must show (1) that the long-arm statute of the RMI confers jurisdiction over BW Group; and (2) that the exercise of such jurisdiction is consistent with principles of due process, which courts have interpreted to mean that (i) a defendant “has performed some act or consummated some transaction within the forum or otherwise purposefully availed [itself] of the privileges of conducting activities in the forum,” (ii) “the claim arises out of or results from the defendant’s forum-related activities,” and (iii) “the exercise of jurisdiction is reasonable.”  Pebble Beach, 453 F.3d at 1154-55; FDIC v. British-Am. Ins. Co., 828 F.2d 1439, 1441-42 (9th Cir. 1987) (“Due process requires that nonresident defendants have certain minimum contacts with the forum so that maintenance of a suit does not offend traditional notions of fair play and substantial justice.”).

2.	Application of the Legal Standard

Frontline has failed to establish jurisdiction under the RMI long arm state and that an exercise of jurisdiction comports with due process.  Neither prong is satisfied here.10
First, Frontline has not established jurisdiction under the RMI long arm statute, 27 MIRC Ch. 2 § 251(1), which provides, in relevant part, that “[a]ny person, corporation or legal entity who, in person or through an agent or servant: . . . (d) commits a tortious act within the territorial limits of the Republic; . . . or (n) commits an act of commission or omission of deceit, fraud or misrepresentation which is intended to affect, and does affect persons in the Republic . . . is subject to the civil jurisdiction of the courts of the Republic as to any cause of action arising from any of those matters.”

10 Frontline has not sought to establish general jurisdiction over BW Group, and the Court finds that BW Group has no “continuous and systematic” contacts with the RMI, whether related or unrelated to this controversy.  See Southmark Corp. v. Life Inv’rs, Inc., 851 F.2d 763, 772 (5th Cir. 1988) (“‘General jurisdiction’ is personal jurisdiction based on a defendant’s contacts with the forum that are unrelated to the controversy.’”).  The Complaint states that BW Group is a Bermuda corporation (Compl. ¶ 22), and BW Group is not a resident of the RMI, has no office, mailing address, telephone number, bank account, employee, or real property in the RMI, pays no taxes in the RMI, and has no subsidiaries in the RMI.  (Reedy Decl. ¶¶ 3-8.)

Section 251(1)(d) of the Judiciary Act of 1983 applies to non-residents who “commit[] a tortious act within” the RMI.  While Frontline alleges that BW Group “knowingly aided and abetted breaches of duty by the Director Defendants and DHT, and did so with the intent of affecting DHT, a Marshall Islands corporation” (Compl. 29), Frontline has not demonstrated any “act” by BW Group “within” the RMI such that subsection (1)(d) could apply.  The Complaint and Frontline’s Motion papers are virtually silent as to anything BW Group did, within the RMI or otherwise.  (See, e.g., id. 2, 55, 56, 63, 102-06.)  Notably, the agreement between BW Group and DHT was governed by New York law (Goldstein Decl. Ex. F, VAA § 10.06), the consideration for the sale consists of cash and DHT stock, and the tanker vessels are being delivered around the world, but not in the RMI.  (Reedy Decl. 8)11  Section 251(1)(d) of the long arm statute does not reach BW Group here.
At oral argument before the Court, Frontline argued that jurisdiction would be proper under Section 251(1)(n), which applies to a non-resident who “commits an act of commission or omission of deceit, fraud or misrepresentation which is intended to affect, and does affect persons in the Republic.” But Frontline has pointed to no “deceit, fraud or misrepresentation” on the part of BW Group, nor has Frontline established any harm to a person in the Republic.  (See Compl. 102-06 (alleging mere “knowing[] participat[ion]” without any facts in support).)  Therefore, Section (1)(n) of the long arm statute does not apply.

11 Subdivision (1)(a) is inapplicable because BW Group does not “transact business” in the RMI.  (Reedy Decl. 4-8); see Venoco, Inc. v. Marquez, No. 02-1685, 2003 WL 21026787, at *3 (D. Del. May 5, 2003) (“[M]ere ownership of stock in a Delaware corporation does not constitute `transacting business’ in the state as contemplated by the [Delaware] long arm statute . . . . [I]t is well-established that ownership of stock is not sufficient to establish personal jurisdiction consistent with due process.”); Picot v. Weston, 780 F.3d 1206, 1213 (9th Cir. 2015) (“[T]hat a contract envisions one party discharging his obligations in the forum state cannot, standing alone, justify the exercise of jurisdiction over another party to the contract.”).

Second, even if Frontline had established jurisdiction under the long arm statute (and Frontline has not), Frontline has not shown that the exercise of jurisdiction is consistent with principles of due process.  As discussed above, BW Group lacks the necessary minimum contacts with the RMI to satisfy traditional notions of fair play and due process-again, BW Group does not reside in the RMI, nor has it undertaken any activity in the RMI related to this action.  (See Reedy Decl. 3-8); Pebble Beach, 453 F.3d at 1155 (discussing due process principles).  Exercising jurisdiction would not be reasonable under such circumstances.  See, e.g., FDIC, 828 F.2d at 1444-45 (jurisdiction unreasonable where defense would be burdened by litigating in a foreign forum and alternative forum was available).
In addition, Frontline has not demonstrated that jurisdiction is likely to be proper under the “effects test” articulated by the U.S. Supreme Court in Calder v. Jones, 465 U.S. 783 (1984).  Frontline has not shown that BW Group expressly aimed its allegedly tortious conduct at the RMI, or knew that Frontline-itself a Bermuda company, with its principal place of business in Bermuda (Compl. 20)—suffered the brunt of the alleged harm in the RMI.  See Pebble Beach, 453 F.3d at 1156; LaSala v. Marfin Popular Bank Pub. Co., 410 F. App’x 474, 477 (3d Cir. 2011) (a banking relationship with a forum corporation was not enough for jurisdiction under Calder where, among other things, Frontline alleged no conduct by the non-resident defendant directed at the forum).  It is not enough that BW Group “inten[ded to] affect[] DHT, a Marshall Islands corporation” (Compl. 29), because Frontline has not demonstrated “specific facts” to suggest that BW Group “deliberately target[ed]” the RMI.  See, e.g., LaSala, 410 F. App’x at 477 (no personal jurisdiction based on liquidating trust’s theory that Cypriot bank aided and abetted breaches of fiduciary duty in forum by allowing the transfer of illegitimate funds); see also Pebble Beach, 453 F.3d at 1158 (“we . . . require ‘something more’ than just a foreseeable effect to conclude that personal jurisdiction is proper”).

For similar reasons, Frontline’s implicit reliance on the so-called “conspiracy” theory of jurisdiction is unavailing.  The conspiracy theory of jurisdiction, under which courts consider whether a non-resident defendant might be subject to jurisdiction based solely on acts of an alleged co-conspirator, is not widely accepted.  Even where allowed, it is not an independent basis for jurisdiction and cannot be used as an end-run around due process.  See Chirila v. Conforte, 47 F. App’x 838, 842 (9th Cir. 2002) (“There is a great deal of doubt surrounding the legitimacy of this conspiracy theory of personal jurisdiction.”).  In any event, Frontline has not provided any specific “factual evidence” to support the exercise of “conspiracy theory of jurisdiction.”  See Computer People, Inc. v. Best Int’l Grp., Inc., No. CIV. A. 16668, 1999 WL 288119, at *6 (Del. Ch. Apr. 27, 1999); cf. Crescent/Mach I Partners, L.P. v. Turner, 846 A.2d 963, 976 (Del. Ch. 2000).12

12 Crescent, 846 A.2d 963, on which Frontline relies, is distinguishable.  The Delaware court there found “conspiracy jurisdiction” appropriate where the plaintiff had put forth specific facts to show that the non-resident defendants—directors of the company at issue—conspired to divert value from the plaintiff through a squeeze-out merger of two Delaware companies under Delaware law.  Id. at 976-77.  The court found that the merger itself was a substantial in-forum contact and that the non-residents had a substantial impact on that merger.  Id. at 977.  Here, no similar transactions or contacts exist.  DHT is merely acquiring vessels from BW Group; there is not a merger.  And there are no allegations of any diversion of shareholder value as a result of the vessel acquisition.  To the contrary, Frontline’s CEO agreed that the transaction was “market level.” (Orsini Decl. Ex. G, Apr. 19, 2017, Tr. 50:4-6.)

For all of these reasons, Frontline has failed to establish that this Court may exercise personal jurisdiction over BW Group.13

III.	PRELIMINARY INJUNCTION

Even though this Court has personal jurisdiction of DHT and Director Defendants, Frontline has failed to demonstrate that a preliminary injunction is warranted.
A.             Legal Standard

“Under the traditional standard, a court may issue preliminary relief if it finds that (1) the moving party will suffer irreparable injury if the relief is denied; (2) the moving party will probably prevail on the merits; (3) the balance of hardships favors the moving party; and (4) the public interest favors granting relief.”  Nuka v. Morelik, 3 MILR 39, 41 (2007).  In the alternative, “the moving party may meet its burden by demonstrating either (1) a combination of probable success on the merits and the possibility of irreparable injury or (2) that serious questions exist and the balance of hardships tips sharply in its favor.”  Id.  Under the alternative standard, “the required degree of irreparable harm increases as the probability of success decreases.”  Id.  The Supreme Court in Niedenthal v. CEO cited Nuka with approval in evaluating a request for a stay pending appeal.  SCt Civil 15-01, at *3 (2015).  Nuka and Niedenthal evaluated all four factors and concluded that neither standard was satisfied.

13 Although the Court does not, for purposes of a preliminary injunction, conclude it has jurisdiction over BW Group, the Court does not now dismiss this action as to BW Group.  BW Group has yet to file a motion to dismiss for lack of personal jurisdiction, and Frontline has yet to oppose such as motion, after being afforded limited jurisdiction discovery.

B.            Application of the Legal Standard

None of the factors weigh in favor of a preliminary injunction.  Frontline has not demonstrated irreparable harm because there is an adequate remedy for any harm Frontline might experience.  Frontline also has failed to meet its burden to show a likelihood of success on the merits because Defendants’ decisions are likely subject to the business judgment rule.  Frontline further has failed to show that the balance of the equities weighs in its favor: DHT and BW Group have demonstrated that they will suffer harm if this Court rewrites their heavily negotiated contract.  The public interest weighs against granting the injunction.  Frontline has failed to show that the facts developed to date support a mandatory injunction.

1.	Frontline Has Not Demonstrated Irreparable Harm

The Court finds that Frontline has not demonstrated that it “will suffer irreparable injury if the relief is denied.”  Nuka, 3 MILR at 41.  Irreparable harm “requires an injury that is certain, great, actual, and not theoretical and not merely serious or substantial.”  Niedenthal, SCt Civil 15-01, at *4 (citation and quotation marks omitted).  It must also be shown that the harm is “imminent” and “cannot be undone.”  Id. (citations omitted).
On the limited record, the Court does not find that BW Group’s right to purchase another 11.5% of DHT shares, to bring its holdings up to 45%, represents “imminent” harm to Frontline and others.  Even if did—that is, the right to increase its holding to 45% (i) gives BW Group effective control over DHT without compensating other shareholders for the control premium and (ii) prevents Frontline and others from acquiring DHT—Frontline has failed to establish that the harm “cannot be undone.”  Niedenthal, SCt Civil 15-01, at *4.
On the April 28, 2017 conference call, the Court suggested that if it ultimately found in favor of Frontline at trial, it could order BW Group to divest itself of any DHT shares BW Group may have purchased in excess of 33.5%.  However, upon further review the Court has concluded that it does not have personal jurisdiction over BW Group.  Without jurisdiction over BW Group, the Court cannot order BW Group to divest itself of DHT shares.  Even if the Court had the authority to order such a divestiture, as Frontline points out in it moving papers, a rapid forced divestiture could affect trading in DHT, a public company.

However, another remedy is available “to undo” any purchase BW Group makes of DHT shares beyond 33.5%.  That is, if after a full trial on the merits, the Court finds in favor of Frontline, but BW Group has purchased some or all the additional 11.5% of DHT shares, then the Court can order DHT to issue sufficient shares to shareholders, other than BW Group, to bring BW Groups holding back to down to 33.5%.  If this remedy (or another) is available, then it alone is a sufficient reason to deny Frontline’s motion for a preliminary injunction as there is no possibility of harm that “cannot be undone.”  Niedenthal, SCt Civil 15-01, at *4.

2.	Frontline Has Not Established a Likelihood of Success on the Merits

The Court also finds that Frontline has not demonstrated “probable success on the merits.”  Niedenthal, SCt Civil 15-01, at *5.
“[The business judgment rule is a presumption that in making a business decision that the directors of a corporation acted on an informed basis, in good faith, and in the honest belief that the action taken was in the best interests of the company.”  Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 954 (Del. 1985) (citations and quotation marks omitted).  Where the business judgment rule applies, a board’s decisions are protected “unless they cannot be attributed to any rational business purpose.”  Rosenquist v. Economou, 3 MILR 144, 159 (2011) (citation and quotation marks omitted).  To evade this presumption, “Plaintiff must set forth particularized facts rebutting the presumption that in making a business decision the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company. . . .  This is a high burden, where a plaintiff must plead specific facts to overcome the powerful presumptions of the business judgment rule.”  Id. at 159 (citation and quotation marks omitted).

The relevant decisions of DHT’s Board are its expansion of DHT’s fleet through the acquisition of BW Group’s vessels in exchange for a stake in DHT subject to numerous restrictions and rights, including BW Group’s right to acquire additional shares of DHT up to 45%.  Frontline has not set forth facts to suggest that DHT’s decision to expand its fleet at a good price in exchange for allowing BW Group the opportunity to increase its stake in DHT was anything other than a reasoned business decision.  See, e.g., In re Citigroup Inc. S’holder Derivative Litig., 964 A.2d 106, 135 n.96 (Del. Ch. 2009) (“The decision to purchase certain investment assets, or to allow others in the Company to purchase certain investment assets, is the essence of the business judgment of directors and officers.”).  DHT’s CFO offered a sworn statement that the VAA is the result of a business decision made by DHT’s Board to enhance shareholder value.  (Orsini Decl., Ex. A Ubøe Decl. ¶ 19.)  Moreover, Frontline’s CEO conceded that the transaction was “market level” during the hearing in New York.  (Orsini Decl. Ex. G, Apr. 19, 2017, Tr. 50:4-6.)  And Frontline has continued to press its proposal to take over DHT, “includ[ing] the ships delivered and to be delivered by BW,” which further confirms Frontline’s recognition that the transaction was a boon for DHT.  (Goldstein Decl. Ex. H, Apr. 25, 2017, R. Macleod Ltr.)

Frontline mischaracterizes the New York court’s statement that the VAA and IRA were “not another day in the life” of DHT (Orsini Decl. Ex. G, Apr. 19, 2017, Tr. 8:26-9:1), suggesting to this Court that the New York court already held that the transaction was subject to heightened scrutiny.  Rather, the New York court simply agreed that an asset acquisition of this scale was a major event for the company, and then explained, “But if there is a valid corporate purpose for them to do this, it may be appropriate.”  (Id. at 9:4-9:6.)  The New York court then went on to find that Frontline had failed to establish a likelihood of success on the merits.  (Orsini Decl. Ex. H, Apr. 19, 2017, New York Order.)  While the transaction was substantial in size and appears to have greatly increased the value of DHT, the magnitude of the transaction alone is insufficient to take the transaction outside of the business judgment rule.  See, e.g., In re Citigroup Inc., 964 A.2d at 135 & n.96 ($2.7 billion asset acquisition subject to business judgment rule); Chester Cty. Emps. Ret. Fund v. New Residential Inv. Corp., C.A. No. 11058-VCMR, 2016 WL 5865004, at *5 (Del. Ch. Oct. 7, 2016) ($1.5 billion asset acquisition subject to business judgment rule).  Indeed, “[t]he decision to purchase certain investment assets . . . is the essence of the business judgment of directors and officers.”  In re Citigroup, 964 A.2d at 135 & n.96.
Frontline has not demonstrated that any of the heightened standards of scrutiny it advocates is likely to apply.

First, the Court agrees with the New York court that Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986), is inapplicable.  (Orsini Decl. Ex. G, Apr. 19, 2017, Tr. 26: 14-15.)  DHT has not been sold, DHT has not said that it is for sale, nor is the sale or change of control “inevitable” such that Revlon applies.  At the point when a sale or change of control is inevitable, “[t]he directors’ role change[s] from defenders of the corporate bastion to auctioneers charged with getting the best price for the stockholders at a sale of the company.”  Revlon, 506 A.2d at 182.  That is because a potential acquirer that seeks a controlling interest in a target company usually pays a premium over the market price of the target shares known as a “control premium.”  In re Smurfit-Stone Container Corp. S’holder Litig., No. C.A. 6164-VCP, 2011 WL 2028076, at *11 (Del. Ch. May 20, 2011).  Revlon’s enhanced scrutiny applies only where there is “no tomorrow” for stockholders, McGowan v. Ferro, 859 A.2d 1012, 1032 (Del. Ch. 2004), such as where “the target’s stockholders are relegated to minority status in the combined entity.”  In re Smurfit-Stone, 2011 WL 2028076, at *12.  Revlon does not apply merely because a board is exploring options to expand value such that a company is “in play.”  See Lyondell Chemical Co v. Ryan, 970 A.2d 235, 241 (Del. 2009) (“The duty to seek the best available price applies only when a company embarks on a transaction—on its own initiative or in response to an unsolicited offer—that will result in a change of control.”).
There is no dispute that under the IRA and VAA, BW Group is permitted to acquire no more than 45% of DHT’s stock.  There is also no dispute that there are significant limitations on BW Group’s ability to obtain any additional shares above 45%, and, in particular, on its ability to obtain voting control of DHT and relegate all other shareholders to a minority position.  BW Group is not even entitled to commence an offer until, at the earliest, 18 months from now, or until BW Group’s ownership drops below 25% of DHT’s outstanding shares.  (Goldstein Decl. Ex. F, IRA § 4.03.)  If BW Group owns more than 35% of DHT, the relevant time period for any such offer is 5 years from now.  (Id.)

Most importantly for the Court’s decision, if BW Group ever does make an offer to purchase DHT in the future, DHT’s Board can, among other things, recommend to its shareholders that they vote against the transaction or negotiate a better offer from another potential acquirer—including, but not limited to, Frontline.  (See Goldstein Decl. Ex. F, IRA §§ 4.03(c), 4.03(d).)  Thus, while the IRA does specify the minimum premium that BW Group would have to offer as part of some hypothetical future attempt to acquire control of DHT, that minimum merely sets a floor for the premium that would be made available to the DHT shareholders in any such change of control transaction.  To the extent Frontline—or any other entity—makes a better offer, the shareholders will have the right to consider that better offer at that time.  Delaware courts refrain from applying Revlon’s enhanced scrutiny in circumstances where the stockholders “are not foreclosed from an opportunity to obtain a control premium in a future change of control transaction involving the resulting entity.”  See In re Smurfit-Stone, 2011 WL 2028076, at *12; see also C & J Energy Servs, 107 A.3d at 1069 n.98 (“[C]ontractual provisions . . . securing the minority’s ability to share in any future control premium might take a transaction out of Revlon’s reach.”); cf. In re CompuCom Sys., Inc. S’holders Litig., No. C.A. 499-N, 2005 WL 2481325, at *7 n.37 (Del. Ch. Sept. 29, 2005) (“Revlon requires an auction because an asset belonging to public stockholders [a control premium] is being sold and may never be available again.” (emphasis added) (internal quotation marks and citations omitted).
Frontline fails to cite a single case supporting application of Revlon in these circumstances.  The only case cited by Frontline concerning Revlon is RBC Capital Markets LLC v. Jarvis, 129 A.3d 816, 855 (Del. 2015).  However, RBC involved a decision by the board to take a public company private, the quintessential example of a situation in which there is “no tomorrow” for the public stockholders such that the board had an obligation to maximize the one-time value exchange that its stockholders would receive for their sale of control.  Id.

Second, Frontline has failed to convince the Court that Unocal Corp., 493 A.2d at 946, is likely to apply to the VAA or the IRA.  Under Unocal, directors have a “fiduciary duty to act in the best interests of the corporation’s stockholders,” and “their duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or other shareholders.”  Id. at 955.  If a board takes such a defensive action to protect the corporation from a perceived harm “which touch[es] upon issues of control,” courts analyze the measure under heightened scrutiny.  Gilbert v. El Paso Co., 575 A.2d 1131, 1144 (Del. 1990).
As a threshold matter, Frontline can only invoke the heightened scrutiny under Unocal if it first demonstrates that the complained of actions were taken for defensive reasons.  Doskocil Cos. Inc. v. Griggy, No. C.A. 10,095, 1988 WL 85491, at *5 (Del. Ch. Aug. 18, 1988) (“[T]he first issue is whether the issuance of the Preferred Stock with the put provision is, in fact, a defensive measure adopted to protect the [Wilson Foods] stockholders from a perceived threat of a hostile takeover.”).  If the challenged action was not defensive in nature, then Unocal is inapplicable and the business judgment rule governs the Court’s analysis.
Frontline has not persuaded the Court that it is likely to conclude that the purchase of 11 tankers in a significant commercial transaction was a defensive measure.  Although Frontline claimed repeatedly at oral argument that there was “no reason” to allow BW Group to purchase up to 45% as part of the VAA, that was merely Frontline’s assertion.  (May 17, 2017 Arg. 0:08:00.)  The heavily negotiated terms of the VAA and IRA reflect the bargain reached between DHT and BW Group, and part of the bargain required by BW Group to sell its valuable vessels to DHT was the ability to purchase up to 45% of DHT’s valuable stock.  The only evidence in the record as to DHT’s purpose in proceeding with the VAA is the sworn statement of DHT’s CFO, which explains that DHT pursued the VAA to expand the company rather than out of any desire to defend against Frontline’s proposals.  (Orsini Decl., Ex. A Ubøe Decl. ¶¶ 24-25.)  This is confirmed by DHT’s statements that it intended to expand its fleet dating back over the last year.  (Orsini Decl. Ex. B, Q2 2016 DHT Earnings Call 3; Orsini Decl. Ex. C, Q4 2016 DHT Earnings Call 3.)

Frontline’s argument that the Court must apply Unocal to its analysis of the vessel acquisition simply because that transaction occurred after Frontline approached DHT with proposals that the DHT Board repeatedly evaluated and deemed inadequate is also incorrect.  Doskocil, 1998 WL 85491, at *6 (“[E]ven assuming that the Rights Plan was adopted as a defensive measure, it does not necessarily follow that other corporate decisions were also made in response to a perceived takeover threat.”).  As in Doskocil, where the court concluded that Unocal did not apply to a “plan to issue a preferred stock [that] had been under consideration for more than a year,” id , here DHT purchased BW Group’s VLCC fleet pursuant to a long-term strategy entirely unrelated to Frontline’s proposals, and the decision to set up a cash and stock structure was motivated by a desire to maximize value for DHT’s shareholders rather than to defend against Frontline’s takeover attempt.  (Orsini Decl. Ex. A, Ubøe Decl. ¶¶ 14, 24-25.)  Simply put, the DHT Board’s right—indeed, its obligation—to take steps that it believes will maximize the long-term value of the company does not terminate because another entity has made a nonbinding proposal.  Furthermore, all decisions made by the DHT Board to pursue long-term value maximization following receipt of a proposal are not automatically “defensive measures.”  Doskocil, 1998 WL 85491, at *6 (adopting defendants’ argument that ordinary‑course managerial decisions are not automatically evaluated as defensive measures simply because they are made after an offer to acquire the company).  DHT’s vessel acquisition was not a transaction of the sort companies undertake for defensive reasons.  Not one of the cases cited by Frontline in support of its arguments applies to a circumstance like the one before this Court, where the Defendants entered into a concrete business transaction with independent value (a fact Frontline has itself recognized).

In any event, the actions of DHT’s board likely would satisfy the heightened standard of Unocal even if it did apply.  As in Gilbert, Frontline has “failed to produce any credible evidence to support their claim of a disqualifying self-interest” on the part of DHT’s Board.  575 A.2d at 1148 (Unocal’s enhanced scrutiny applied but no breach of fiduciary duties).  The VAA and IRA were motivated by a desire to maximize value for DHT’s shareholders.  (Orsini Decl. Ex. A, Ubøe Decl. ¶¶ 19.)  Because the VAA and IRA were approved by the outside directors of the DHT Board in a transaction intended to create value for DHT’s shareholders, Frontline faces a presumption that DHT satisfied any possible Unocal responsibilities.14  Selectica, Inc., 2010 WL 703062, at *12 (“[T]he presence of a majority of outside directors, coupled with a showing of reliance on advice by legal and financial advisors, `constitute[s] a prima facie showing of good faith and reasonable investigation.”).  Moreover, “Delaware law does not require that a board of directors treat all bidders equally if shareholders’ interests justified such a course.”  Miramar Firefighters Pension Fund v. AboveNet, Inc., No. C.A. 7376-VCN, 2013 WL 4033905, at *7 (Del. Ch. July 31, 2013) (quotation marks and citation omitted) (dismissing merger challenge in which target board refused to provide to the eventual buyer the financing that it provided to other offerors).

14 Even if the Pill were at issue and even if Unocal applied to the decision to implement a pill, Frontline has no likelihood of success.  The Pill was a reasonable response to proposals deemed insufficient by the DHT Board, as well as to Frontline’s acquisition of more than 16 percent of DHT’s issued and outstanding common stock.  Yucaipa, 1 A.3d at 330 (implementation of a pill in response to “a creeping acquisition” which threatened to force stockholders to relinquish control “without the benefit of receiving a control premium . . . was reasonable because it addressed that threat while leaving Yucaipa with a fair chance to prevail in a proxy contest”).

Third, Blasius Industries, Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988), is not likely to apply to the IRA provision permitting BW Group to increase its holdings.  Under Blasius, the board must demonstrate a “compelling justification” where actions are taken “for the primary purpose of impeding the exercise of stockholder voting power.”  Id. at 661.  Blasius applies “sparingly, and only in circumstances in which self-interested or faithless fiduciaries act to deprive stockholders of a full and fair opportunity to participate in the matter and to thwart what appears to be the will of a majority of the stockholders.”  In re MONY Grp., Inc. S’holder Litig., 853 A.2d 661, 667, 674 (Del. Ch. 2004) (Blasius did not apply where board postponed a shareholder meeting on a proposed merger and set a new record date because the “decision is not the product of any inequity or unfairness, but rather is one that permits a full and fair vote”); Yucaipa, 1 A.3d at 313 (“The trigger under Blasius is as extreme as the standard it invokes.”).
Frontline challenges only the provision of the IRA that allows BW Group to increase its shares of DHT stock, which plainly was not taken “for the primary purpose of thwarting the exercise of a shareholder vote.”  Yucaipa, 1 A.3d at 330.  As in Yucaipa, where the court found Blasius inapplicable to the board’s adoption of a pill that was not motivated by a “primary purpose” to disenfranchise stockholders, here any possible “effect on electoral rights was an incident” to the DHT Board’s end goal of enhancing shareholder value through the acquisition of vessels.  Id. Even if the VAA and the IRA as a whole were at issue, they do not prevent Frontline (or anyone) from launching a proxy contest.  BW Group’s appointees will remain a minority of the DHT Board and Frontline retains the ability to put forth its’ own candidates.  Frontline’s allegation that the IRA and VAA collectively make it more difficult for Frontline to win a proxy contest is insufficient to trigger Blasius.  Yucaipa, 1 A.3d at 354 (Blasius did not apply although it would “obviously [be] a lift” for plaintiff to win a proxy fight, but “not a herculean lift”); Aquila, Inc. v. Quanta Servs., Inc., 805 A.2d 196, 205 (Del. Ch. 2002) (Blasius did not apply where “the 10% dilution . . . makes it more difficult (but not impossible) for [plaintiff] to win its proxy contest”).

Because Frontline has not demonstrated a likelihood of success on its claim of breach of fiduciary duty against DHT, it also has failed to demonstrate a likelihood of success on its claim of aiding and abetting such breach against BW Group.  See In re Alloy, Inc. S’holder Litig., No. 5626-VCP, 2011 WL 4863716, at *14 (Del. Ch. Oct. 13, 2011) (“As a matter of law and logic, there cannot be secondary liability for aiding and abetting an alleged harm in the absence of primary liability.”).  Frontline’s claim against BW Group is unlikely to succeed for the additional reason that Frontline has alleged no basis for any “knowing participation” by BW Group in the alleged breach.  In re Comverge, Inc., No. CV 7368-VCP, 2014 WL 6686570, at *18-19 (Del. Ch. Nov. 25, 2014); Malpiede v. Townson, 780 A.2d 1075, 1097 (Del. 2001) (“Knowing participation in a board’s fiduciary breach requires that the third party act with the knowledge that the conduct advocated or assisted constitutes such a breach.”).  All Frontline alleges is that BW Group benefitted from a transaction in which it was an arms-length participant.  That is not enough for this Court to find a likelihood of success on the merits.  See Malpiede, 780 A.2d at 1098 (“arm’s-length negotiations are inconsistent with participation in a fiduciary breach”); Morgan v. Cash, No. 5053-VCS, 2010 WL 2803746, at *8 (Del. Ch. July 16, 2010) (describing “the long-standing rule that arms-length bargaining is privileged and does not, absent collusion and facilitation of fiduciary wrongdoing, constitute aiding and abetting”); In re Converge, Inc., No. CV 7368-VCP, 2014 WL 6686570, at *19 (Del. Ch. Nov. 25, 2014) (“The most typical example of [] failed aiding and abetting claims is when a third-party acquirer is accused of aiding and abetting fiduciary breaches by the target board.”).

Frontline has failed to demonstrate a likelihood of success on the merits.15

3.	The Balance of the Equities Weighs Against an Injunction

The balance of hardships does not favor Frontline, let alone tip sharply in its favor.  Nuka, 3 MILR at 41.  “Plaintiff must prove that this Court’s failure to grant the injunction will cause greater harm than granting the injunction will cause Defendants.”  Cantor Fitzgerald, L.P. v. Cantor, 724 A.2d 571, 587 (Del. Ch. 1998); see Niedenthal, SCt Civil 15-01, at *3-4.
First, as discussed above, Frontline’s failure to demonstrate that any irreparable harm will befall it weighs against Frontline in balancing the equities.  See L & W Ins., Inc. v. Harrington, No. C.A. 2730-VCP, 2007 WL 2753006, at *13 (Del. Ch. Mar. 12, 2007) (“[A] preliminary injunction must be affirmatively earned and should never issue merely because it will do no harm.”) (citation and quotation marks omitted).

15 Any properly pled derivative claims will also likely fail for the additional reason that Frontline failed to make a pre-suit demand or set forth “with particularity” the reasons why demand would have been futile, as required by RMI law.  52 MIRC Part I § 79(3); MIRCP 23.1.  Because the Court denies Frontline’s Motion in its entirety, the Court need not reach that issue now.

Second, there would be clear harm to BW Group if it is enjoined from acquiring additional shares in accordance with its bargained-for agreements.  BW Group entered into an arm’s length contract to sell vessels in exchange for cash and stock.  When the transfer of vessels is complete, BW Group will own (subject to any dispositions) 33.5% of DHT’s stock.  BW Group also bargained for and obtained the right to acquire beneficial ownership of additional stock up to 45%.  (Compl. ¶ 44.)  Further, BW Group agreed in Article IV of the IRA to significant “standstill” restrictions in exchange for its right to acquire additional shares: under the IRA, BW Group (and no other shareholder) is precluded from running a proxy contest and is unable to make any offer to purchase DHT unless various conditions take hold.  (See Goldstein Decl. Ex. F, IRA §§ 2.03(b) (Standstill Agreement); 4.02, 4.03(c).)  It would be inequitable to rewrite a heavily negotiated contract between DHT and BW Group on this limited record, depriving BW Group of the benefits of its agreements, while holding it to the restrictions imposed by those agreements.  Cf. In re El Paso Corp. S’holder Litig., 41 A.3d 432, 449-50 (Del. Ch. 2012) (denying injunction that would “pose serious inequity” by adjusting the contractual rights of a third party because it “did not agree to be bound by such a bargain”).

4.	The Public Interest Weighs Against an Injunction

The public interest does not “favor[] granting relief.”  Nuka, 3 MILR at 41.  Because Frontline “has failed to show a likelihood of success on the merits, the public interest is harmed by the entry of a preliminary injunction.”  Lyden v. Adidas Am., Inc., No. 3:14-CV-01586-MO, 2015 WL 758642, at *4 (D. Or. Feb. 20, 2015).

5.	A Mandatory Preliminary Injunction Is Not Warranted

Even if the Court found that a preliminary injunction against DHT were warranted, the only way that DHT could comply with an injunction requiring it to prevent BW Group from acquiring shares would be for the DHT Board to take the affirmative step of voting to amend the Pill to lower the threshold applicable to BW Group.  Frontline did not request that relief in its Motion and, in any event, such relief would be inappropriate at the preliminary injunction stage on this sparse record.  See Hollinger Intl, Inc. v. Black, 844 A.2d 1022, 1060 n.80 (Del. Ch. 2004) (“Prior case law suggests that this court cannot issue a preliminary injunction requiring redemption of a shareholder rights plan unless the court finds that the injunction is warranted based on undisputed facts.”) (citing City Capital Assocs. Ltd P ‘ship v. Interco Inc., 551 A.2d 787 (Del. Ch. 1988), rejected on other grounds); see also C & J Energy Servs., Inc. v. City of Miami Gen. Emps.’ & Sanitation Emps.’ Ret. Trust, 107 A.3d 1049, 1053-54 (Del. 2014) (“Mandatory injunctions should only issue with the confidence of findings made after a trial or on undisputed facts.”).

CONCLUSION

Based upon the above, it is hereby ORDERED as follows, Frontline’s motion for a preliminary injunction is DENIED.
Entered: June 7, 2017.

/s/ Carl B. Ingram
Carl B. Ingram Chief Justice, High Court

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